SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                            EMPLOYEE SOLUTIONS, INC.
                                (Name of Issuer)



                                     COMMON
                         (Title of Class of Securities)



                                   292166 10 5
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 292166 10 5                                          PAGE 2 OF 8 PAGES
---------------------                                          -----------------
================================================================================
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      BRODY FAMILY INVESTMENTS LIMITED PARTNERSHIP
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Arizona
      --------------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       2,309,088
       NUMBER OF       ---------------------------------------------------------
        SHARES      6  SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH       7  SOLE DISPOSITIVE POWER
       REPORTING       2,309,088
        PERSON         ---------------------------------------------------------
         WITH:      8  SHARED DISPOSITIVE POWER

                       ---------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,309,088
      --------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


      --------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.0%
      --------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 292166 10 5                                          PAGE 3 OF 8 PAGES
---------------------                                          -----------------
================================================================================
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      MARVIN D. BRODY
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
      --------------------------------------------------------------------------
                    5  SOLE VOTING POWER

       NUMBER OF       ---------------------------------------------------------
        SHARES      6  SHARED VOTING POWER
      BENEFICIALLY     2,789,088  (including shares shown on page 2 hereof)
       OWNED BY        ---------------------------------------------------------
         EACH       7  SOLE DISPOSITIVE POWER
       REPORTING
        PERSON         ---------------------------------------------------------
         WITH:      8  SHARED DISPOSITIVE POWER
                       2,789,088  (including shares shown on page 2 hereof)
                       ---------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,789,088
      --------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


      --------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.4%
      --------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

         This Amendment No. 1 to the Report on Form 13G is being filed jointly by the Brody Family Investments Limited Partnership (the "Partnership") and Marvin D. Brody ("Mr. Brody") relating to the ownership by them in excess of 5% of the outstanding shares of Common Stock of Employee Solutions, Inc. (the "Issuer"). The Partnership is a family partnership, of which Mr. Brody and Dr. Nancy P. Brody ("Dr. Brody"), his spouse, are the general partners.

         Mr. and Dr. Brody each disclaim beneficial ownership of the shares of Issuer Common held by the other as their individual property; however, shares so owned by Dr. Brody are included in Mr. Brody's ownership reported herein.

ITEM 1(A). NAME OF ISSUER:

           Employee Solutions, Inc. (the "Issuer")

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           6225 North 24th Street, Phoenix, Arizona 85016

ITEM 2(A). NAME OF PERSON FILING:

           Brody Family Investments Limited Partnership and Marvin D. Brody

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           6225 North 24th Street, Phoenix, Arizona  85016

ITEM 2(C). CITIZENSHIP:

           Partnership: Arizona;  Mr. Brody: United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, no par value ("Issuer Common")

ITEM 2(E). CUSIP NUMBER:

           292166 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable.

Item 4 OWNERSHIP

            AT DECEMBER 31, 1998, BY THE PARTNERSHIP:

            (a)   Amount beneficially owned: 2,309,088 shares

            (b)   Percent of class: 7.0%

            (c)   Number of shares as to which such person has:

                (i)  Sole power to vote or to direct the vote:    2,309,088
               (ii)  Shared power to vote or to direct the vote:
               (iii) Sole power to dispose or to direct the
                     disposition of:                              2,309,088
               (iv) Shared power to dispose or to direct the disposition of:

         AT DECEMBER 31, 1998, BY MR. BRODY:

            (a)   Amount beneficially owned: 2,789,088 shares (A)

            (b)   Percent of class: 8.4%

            (c)   Number of shares as to which such person has:

                (i)  Sole power to vote or to direct the vote:
               (ii)  Shared power to vote or to direct the vote:  2,789,088 (A)
               (iii) Sole power to dispose or to direct the
                     disposition of:
               (iv)  Shared power to dispose or to direct the
                     disposition of:                              2,789,088 (A)

               (A) Includes shares owned by the Partnership. Also includes 400,000 shares of Issuer Common beneficially owned by Dr. Brody, as to which Mr. Brody disclaims beneficial ownership. Dr. Brody's shares do not include shares owned by the Partnership.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


         Mr. Brody and Dr. Brody are the general partners of the Partnership.

         Underlying equity interests in the Partnership are owned by Mr. Brody and Dr. Brody as general partners, and by Mr. Brody representing his separate interests in a family trust, Dr. Brody representing her separate interests in the family trust, and each of Mr. and Dr. Brody's two adult daughters.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 11, 1999


                                             /s/ Marvin D. Brody
                                             -----------------------------------
                                             MARVIN D. BRODY


                                             BRODY FAMILY INVESTMENTS LIMITED
                                             PARTNERSHIP


                                             /s/ Marvin D. Brody
                                             -----------------------------------
                                             Marvin D. Brody
                                             General Partner

                                    EXHIBIT 1


                     CERTIFICATION REGARDING JOINT FILING OF
                     SCHEDULE 13G PURSUANT TO RULE 13D-L(F)
                    OF THE SECURITIES AND EXCHANGE COMMISSION


         Marvin D. Brody and the Brody Family Investments Limited Partnership do hereby certify that the Schedule 13G to which this certification is attached as
Exhibit 1 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned.

         Dated: February 11, 1999



                                             /s/ Marvin D. Brody
                                             -----------------------------------
                                             MARVIN D. BRODY


                                             BRODY FAMILY INVESTMENTS LIMITED
                                             PARTNERSHIP


                                             /s/ Marvin D. Brody
                                             -----------------------------------
                                             Marvin D. Brody
                                             General Partner